UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 1, 2007

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983   59-3359111
(Commission file number)   (IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On August 1, 2007, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its second quarter 2007 unaudited consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated August 1, 2007 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 1, 2007

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
       John R. Byers
       President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated August 1, 2007 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
REPORTS SECOND QUARTER 2007 RESULTS

JACKSONVILLE, Fla. (Business Wire) – August 1, 2007 – FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) reported for the second quarter of 2007:

- income from continuing operations of $10.1 million, or $1.01 per diluted common share, up from $7.1 million, or $0.66 per diluted common share, for the second quarter 2006;

- operating earnings of $10.2 million, or $1.02 per diluted common share, up from $7.1 million, or $0.66 per diluted common share, for the second quarter 2006; and

- net income of $10.1 million, or $1.01 per diluted common share, up from $9.4 million, or $0.87 per diluted common share, for the second quarter 2006. Net income for the second quarter of 2006 includes income from discontinued operations of $2.3 million.

Certain factors affecting our comparative results for the quarter are discussed in the "Unaudited Financial and Operational Highlights" section below.

For the six months ended June 30, 2007, FPIC reported:

- income from continuing operations of $27.8 million, or $2.76 per diluted common share, up from $14.5 million, or $1.34 per diluted common share, for the six months ended June 30, 2006;

- operating earnings of $27.9 million, or $2.77 per diluted common share, up from $14.4 million, or $1.33 per diluted common share, for the six months ended June 30, 2006; and

- net income of $27.8 million, or $2.76 per diluted common share, up from $18.8 million, or $1.75 per diluted common share, for the six months ended June 30, 2006. Net income for the first six months of 2006 includes income from discontinued operations of $4.4 million.

The results of operations for the six months ended June 30, 2007 include a $9.7 million after-tax gain resulting from the commutation, effective January 1, 2007, of all reinsurance treaties under which our subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), acted as a reinsurer for Physicians' Reciprocal Insurers ("PRI").

FPIC Press Release: 1

"We are very pleased with our results for the quarter, which reflect the strength of our Company," said John R. Byers, President and Chief Executive Officer. Mr. Byers added, "In addition to our very solid bottom line results, we continued to effectively manage our strong capital position with further share repurchases, bringing the total shares repurchased since December 2005 to approximately 1.4 million shares. With our strong capital and market positions, we remain confident in our ability to continue to deliver value for both our policyholders and shareholders."

Unaudited Financial and Operational Highlights for Second Quarter 2007
(as compared to second quarter 2006 unless otherwise indicated)

- Operating earnings increased 44% (55% on a diluted per share basis).

- Income from continuing operations increased 42% (53% on a diluted per share basis).

- Net income increased 7% (16% on a diluted per share basis).

- Direct premiums written declined 17% and consolidated revenues declined 11%, primarily as a result of lower premium rates in our Florida market and to a lesser extent a decline in professional liability policyholders and a shift in overall business mix.

- Policyholder retention nationally and in Florida was 94% for the six months ended June 30, 2007 compared to 92% national retention and 94% Florida retention for the first six months of 2006.

- Our loss ratio was 61.5% compared to 66.9% for the second quarter of 2006. The decline in the loss ratio reflects the continuation of favorable loss trends, including $4.0 million of favorable prior year reserve development.

- Our expense ratio was 21.0% compared to 26.4% for the second quarter of 2006, which included the effects of a $4.7 million charge for a state-levied guaranty fund assessment. Excluding the assessment, the expense ratio for the second quarter of 2006 was 18.0%. Lower net premiums earned and the redeployment of corporate resources previously supporting our former insurance management segment to our insurance operations resulted in a higher ratio for the second quarter of 2007.

- Net investment income was 6% lower as a result of the non-recurrence of $0.9 million of investment income recognized in the second quarter of 2006 related to one of our limited partnership investments and a decrease in average invested assets, resulting from the PRI reinsurance commutation referred to above, offset to some extent by an increase in yield on our investment portfolio.

- Book value per common share increased to $30.07 as of June 30, 2007 from $28.34 as of December 31, 2006. The statutory surplus of our insurance subsidiaries increased $38.6 million to $264.6 million as of June 30, 2007 compared to $226.0 million as of December 31, 2006.

- We repurchased 273,508 shares of our common stock during the quarter at an average price of $42.19 per share; 507,308 shares remain available under our current board authorized stock repurchase program.

FPIC Press Release: 2

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, August 2, 2007, to review second quarter 2007 results. To access the conference call, dial (866) 578-5747 (USA) or (617) 213-8054 (International) and use the access code 52180875.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect you to the broadcast. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, August 2, 2007, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Thursday, August 2, 2007, and ending at 1:00 p.m., Eastern Time, Saturday, August 4, 2007. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 54504572. A replay of the conference call web cast will also be available beginning at 1:00 p.m., Eastern Time, Thursday, August 2, 2007, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i) The effect of negative developments and cyclical changes in the medical professional liability insurance business;

ii) The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii) Business risks that result from our size, products, and geographic concentration;

iv) The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v) The actual amount of our new and renewal business;

vi) The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vii)   The unpredictability of court decisions and our exposure to claims for extra contractual damages and losses in excess of policy limits;

viii)   Legislative, regulatory or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

ix)   The passage of additional or repeal of current tort reform measures, and the effect of such new measures and tort reform measures already in effect;

x)   Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xi)   Developments in financial and securities markets that could affect our investment portfolio;

xii)   The loss of the services of any key members of senior management;

xiii)   Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

xiv)   Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf;

xv)   Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize goodwill, deferred acquisition costs and deferred tax assets; and

xvi)   Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on March 9, 2007, and other factors discussed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the SEC on August 1, 2007.

        Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

        To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs,
FPIC is on the Internet at
www.fpic.com
or
e-mail us at
ir@fpic.com.

FPIC Press Release: 5

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data based on the Consolidated Statements of Income:

(in thousands, except earnings per common share)	For the quarter ended June 30,		For the six months ended June 30,	
	2007	2006	**2007**	2006
Revenues				
Net premiums earned	$ **49,415**	55,940	$ **101,017**	114,819
Net investment income	**7,745**	8,242	**15,731**	15,274
Net realized investment (losses) gains	**(170)**	(14)	**(96)**	170
Other income	**95**	131	**173**	251
Total revenues	**57,085**	64,299	**116,825**	130,514
Expenses				
Net losses and loss adjustment expenses	**30,382**	37,425	**52,029**	80,432
Other underwriting expenses	**10,364**	14,769	**20,141**	24,499
Interest expense on debt	**1,112**	1,061	**2,200**	2,104
Other expenses	**9**	1,357	**19**	3,163
Total expenses	**41,867**	54,612	**74,389**	110,198
Income from continuing operations before income taxes	**15,218**	9,687	**42,436**	20,316
Less: Income tax expense	**5,163**	2,616	**14,635**	5,859
Income from continuing operations	**10,055**	7,071	**27,801**	14,457
Discontinued Operations				
Income from discontinued operations (net of income taxes)	**—**	2,284	**—**	4,375
Gain on disposal of discontinued operations (net of income taxes)	**—**	—	**—**	—
Discontinued operations	**—**	2,284	**—**	4,375
Net income	$ **10,055**	9,355	$ **27,801**	18,832
Basic earnings per common share				
Income from continuing operations	$ **1.05**	0.69	$ **2.86**	1.40
Discontinued operations	**—**	0.22	**—**	0.43
Net income	$ **1.05**	0.91	$ **2.86**	1.83
Basic weighted average common shares outstanding	**9,615**	10,336	**9,707**	10,296
Diluted earnings per common share				
Income from continuing operations	$ **1.01**	0.66	$ **2.76**	1.34
Discontinued operations	**—**	0.21	**—**	0.41
Net income	$ **1.01**	0.87	$ **2.76**	1.75
Diluted weighted average common shares outstanding	**9,980**	10,742	**10,069**	10,751

Selected Data based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows:

(in thousands, except book value and tangible book value per common share)		As of June 30, 2007	As of December 31, 2006
Total cash and investments	$	762,070	865,997
Total assets	$	1,085,614	1,219,059
Liability for losses and loss adjustment expenses ("LAE")	$	601,083	642,955
Liability for losses and LAE, net of reinsurance	$	447,014	484,087
Long-term debt	$	46,083	46,083
Accumulated other comprehensive loss, net	$	(9,143)	(5,977)
Total shareholders' equity	$	285,560	285,254
Book value per common share	$	30.07	28.34
Tangible book value per common share (1), (2)	$	28.93	27.27
Common shares outstanding		9,498	10,064
Consolidated statutory surplus of insurance subsidiaries	$	264,553	225,983

(in thousands)		For the quarter ended June 30,		For the six months ended June 30,	
		2007	2006	**2007**	2006
Cash flows from continuing operations					
Net cash provided by (used in) operating activities (3)	$	**11,202**	13,069	$ **(66,496)**	34,203
Net cash provided by investing activities	$	**7**	5,124	$ **46,839**	39,464
Net cash used in financing activities	$	**(11,475)**	(1,879)	$ **(25,703)**	(2,331)
Cash flows from discontinued operations					
Net cash provided by discontinued operations	$	**—**	651	$ **—**	1,649

---

(1)   Excludes goodwill of $10.8 million as of June 30, 2007 and December 31, 2006.

(2)   For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" found later in this release.

(3)   Net cash used in operating activities for the six months ended June 30, 2007 reflects a payment of $87.7 million as a result of the commutation of reinsurance treaties with PRI effective January 1, 2007.

FPIC Press Release: 7

Selected Insurance Data:

(in thousands)	For the quarter ended June 30,			For the six months ended June 30,		
	2007	Percentage Change	2006	**2007**	Percentage Change	2006
Direct premiums written	**$ 46,555**	-17%	56,044	**$ 106,948**	-18%	130,881
Assumed premiums written	**6**	-100%	1,833	**(43)**	-102%	2,785
Commutation of assumed premiums written	**—**	—	—	**(54,465)**	—	—
Ceded premiums written	**(5,498)**	16%	(6,548)	**(12,780)**	15%	(15,095)
Net premiums written	**$ 41,063**	-20%	51,329	**$ 39,660**	-67%	118,571

	For the quarter ended June 30,		For the six months ended June 30,	
	2007	2006	**2007**	2006
Loss ratio				
Current accident year	**69.6%**	66.9%	**69.3%**	70.1%
Commutation of assumed premiums written - prior accident years	**0.0%**	0.0%	**-13.8%**	0.0%
Prior accident years	**-8.1%**	0.0%	**-4.0%**	0.0%
Calendar year loss ratio [1]	**61.5%**	66.9%	**51.5%**	70.1%
Underwriting expense ratio [1]	**21.0%**	26.4%	**19.9%**	21.3%
Combined ratio	**82.5%**	93.3%	**71.4%**	91.4%

[1] The 2007 calendar year loss ratio and underwriting expense ratio for the six months ended June 30, 2007 include the impact of the reinsurance commutation between First Professionals and PRI effective January 1, 2007. Excluding the impact of the commutation, the calendar year loss ratio and underwriting expense ratio would be 65% and 22%, respectively.

FPIC Press Release: 8

Selected Insurance Data (continued):

	For the six months ended June 30,		
	2007	Percentage Change	2006
Net paid losses and LAE on professional liability claims (*in thousands*) [1], [2]			
Net paid losses on professional liability claims	$ **33,660**	6%	31,726
Net paid LAE on professional liability claims	**25,627**	-19%	31,664
Total net paid losses and LAE on professional liability claims	$ **59,287**	-6%	63,390
Professional liability claims and incidents closed without indemnity payment			
Total professional liability claims closed without indemnity payment	**387**	-12%	439
Total professional liability incidents closed without indemnity payment	**400**	-21%	509
Total professional liability claims and incidents closed without indemnity payment	**787**	-17%	948
Total professional liability claims with indemnity payment	**167**	11%	150
CWIP Ratio on a rolling four quarter basis [3]	**29%**		29%
CWIP Ratio, including incidents on a rolling four quarter basis [3]	**15%**		15%
Professional liability claims and incidents reported during the period			
Total professional liability claims reported during the period	**316**	-17%	382
Total professional liability incidents reported during the period	**490**	4%	470
Total professional liability claims and incidents reported during the period	**806**	-5%	852
Total professional liability claims and incidents that remained open	**3,735**	-14%	4,348
Professional liability policyholders	**13,010**	-4%	13,513

---

(1) For the purpose of period over period comparisons, net paid losses and LAE for the six months ended June 30, 2007 do not take into account the commutation of the reinsurance treaty between First Professionals and PRI effective January 1, 2007, which would be an increase in net paid losses and LAE of $29.2 million for the six months ended June 30, 2007.

(2) For purposes of period over period comparisons, net paid losses and LAE for the six months ended June 30, 2006 do not take into account loss and LAE payments ceded under our former net account quota share reinsurance agreement with Hannover Re, which was commuted effective December 31, 2006. Loss and LAE payments ceded under the former reinsurance agreement, which would be a reduction of net paid losses and LAE, totaled $12.9 million for the six months ended June 30, 2006.

(3) The closed with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of net income to operating earnings:

(in thousands, except earnings per common share)	For the quarter ended June 30,		For the six months ended June 30,	
	2007	2006	**2007**	2006
Net income	$ **10,055**	9,355	$ **27,801**	18,832
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment (losses) gains, net of income taxes	**(104)**	(9)	**(59)**	104
Less: Discontinued operations, net of income taxes	—	2,284	—	4,375
Total adjustments	**(104)**	2,275	**(59)**	4,479
Operating earnings	$ **10,159**	7,080	$ **27,860**	14,353
Diluted earnings per common share				
Net income	$ **1.01**	0.87	$ **2.76**	1.75
Adjustments to reconcile net income to operating earnings	**0.01**	(0.21)	**0.01**	(0.42)
Operating earnings	$ **1.02**	0.66	$ **2.77**	1.33
Diluted weighted average common shares outstanding	**9,980**	10,742	**10,069**	10,751

Reconciliation of shareholders' equity to tangible shareholders' equity:

(in thousands, except book value and tangible book value per common share)	As of **June 30, 2007**	As of December 31, 2006
Total shareholders' equity	$ **285,560**	285,254
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:		
Goodwill	**(10,833)**	(10,833)
Tangible shareholders' equity	$ **274,727**	274,421
Book value per common share	$ **30.07**	28.34
Tangible book value per common share	$ **28.93**	27.27